
DG PRIME MONEY MARKET FUND


  Yield = 2{(                        $0.00 -       $0.00 )+1)^6-1}=
                                                          -------------------------------------------
Computation of SEC Yield                                       0 *(          $0.00 -       0.00000)
As of:  June 30, 1997
                                                          SEC Yield =               MONEY MARKET FUNDS DO NOT
                              CALCULATE SEC YIELDS

Dividend and/or Interest
Inc for the 30 days ended         $0.00

Net Expenses for                  $0.00
the Period

Avg Daily Shares
Outstanding and entitled
to receive dividends                  0

Maxium offering price
per share as of 6/30/97               0

Undistributed net income        0.00000

Tax Equivalent Yield
(assumes individual
  does not itemize
  on Federal Return)

100 % minus the Federal
taxable % (100%-28%=72%)

30 SEC yield / by the tax
equiv % (0.00% / 72.0%)=          0.00%